SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Holding(s) in Company



PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc


 2. Name of shareholder having a major interest:

    FMR Corp and Fidelity International Limited (FIL)


 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest. FMR Corp and Fidelity International Limited hold all shares attributed to them solely for investment purposes.


 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Various


 5. Number of shares/amount of stock acquired:

    5,311,791 ordinary shares of 5p each since 21 July 2004, being the date the company was last notified.


 6. Percentage of issued class:

    0.263%


 7. Number of shares/amount of stock disposed:

    N/A


 8. Percentage of issued class:

    N/A


 9. Class of security:

    Ordinary Shares of 5p each


10. Date of transaction:

    Not known


11. Date company informed:

    25 October 2004


12. Total holding following this notification:

    82,567,578


13. Total percentage holding of issued class following this notification:

    4.08%


14. Additional Information:


        Fidelity Investment notified the Company that as at 21 October 2004 it has a non beneficial interest of 4.08% in the ordinary share capital of Prudential plc.

                                     -ENDS-



Contact name for Enquiries

Chris Barton

0207 548 3423

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 October 2004

                                  PRUDENTIAL PUBLIC LIMITED COMPANY

                                  By: /s/ John Price
                                          Deputy Group Secretary